Exhibit 99.1

ReneSola Ltd Announces Pricing of $70 Million Offering

JIASHAN, China, September 11, 2013 -- ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL) today announced the pricing of a registered direct offering of approximately $70 million in American Depositary Shares (“ADSs”), each representing two shares of the Company, at a price of $4.67 per ADS. Investors will also receive 35% warrant coverage in the offering with an initial exercise price of $6.04 per ADS or $3.02 per share. The warrants will expire four years from the date of issuance.

Roth Capital Partners, LLC, served as the sole placement agent in the offering. After deducting the placement agent fees and estimated offering expenses payable by the Company, the Company expects to receive net proceeds of approximately $65.9 million. The offering is expected to close on September 16, 2013, subject to customary closing conditions.

The securities are being offered by ReneSola pursuant to a shelf registration statement previously filed with and subsequently declared effective by the Securities and Exchange Commission (the “SEC”). A final prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Copies of the final prospectus supplement and the accompanying base prospectus relating to this offering may be obtained from Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, CA 92660, (800) 678-9147 or by accessing the SEC’s website at www.sec.gov.

About ReneSola

Founded in 2005, ReneSola (NYSE: SOL) is a leading brand and technology provider of solar PV products. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Investor Relations

ReneSola Ltd

Tel: +86-21-62809180-162/105

E-mail: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: sol@ogilvy.com

In the United States:

Mr. Brian Armentrout

ReneSola Ltd

Tel: +1-603-748-6933

E-mail: marketing@renesola.com

Mr. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

E-mail: sol@ogilvy.com